Dale Bryant Work History

MONARCH VILLAGE — 2024 - present
Founded retirement community in Ghana for American expats.

BRYANT GROUP ADVISORS – 1997 - present
Owner of Registered Investment Advisor firm that provides retirement/investment services for individuals using asset allocation intensive portfolio strategies.

HICO HEALTH – 2016 - present
Cofounder of a telehealth company that delivers health literacy education and behavioral change to Black populations suffering from diabetes and related chronic diseases through mobile technology.

VENUE WORK SPACE – 2010 - 2020
Managed 35,000 square feet of coworking/executive office space for entrepreneurs.

BUILDING BLOCS FOUNDATION – 2008 - 2010
Founded an inner-city organization that taught financial literacy education to underserved teens.

LEHMAN BROTHERS – 1993 - 1997
Provided trade execution services, company research and related client support to high net worth and institutional clients on a global basis.

MORGAN STANLEY – 1989 - 1993
Performed portfolio valuation and accounting services for global fixed income mutual funds.